United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                          Commission File No. 001-31900
                              Cusip No. 028723 10 4

 (Check One):   Form 10-KSB   Form 11-K   Form 20-F  X Form 10-QSB   Form N-SAR
            ---            ---         ---          ---           ---
         For Period Ended: March 31, 2005
                          ---------------

___  Transition Report on Form 10-K
___  Transition Report on Form 20-F
___  Transition Report on Form 11-K
___  Transition Report on Form 10-Q
___  Transition Report on Form N-SAR
     For the Transition Period Ended:

                         ------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1:  REGISTRANT INFORMTION

Full Name of Registrant:  American Oil & Gas, Inc.

Former Name If Applicable:

Address of Principal Executive Office (street and number): 1050 17th Street, Suite 1850

City, State and Zip Code:  Denver, Colorado, 80265



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PART 11:  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

 /X/      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or a portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

PART III:  NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant is unable to complete its report on Form 10-QSB within the prescribed time without unreasonable effort or expense due to, among other things, delays caused by time demands, on behalf of Registrant, for Registrant's small administrative and financial staff. Accordingly, Registrant needs the extension of time to complete its report on Form 10-QSB.

PART IV:  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

    Andrew P. Calerich            303                           991-0173
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         (Name)               (Area Code)                   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).[ X ]  Yes  [   ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ]  Yes   [   ]  No

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



     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     We expect to report an increase in revenues to approximately $687,000 for the fiscal quarter ended March 31, 2005 from $67,914 for the fiscal quarter ended March 31, 2004. We expect to report net income for the fiscal quarter ended March 31, 2005 of approximately $62,000 (nil per share), as compared to a net loss of $177,325 ($0.01 per share) for the fiscal quarter ended March 31, 2004.


                            AMERICAN OIL & GAS, INC.
                            ------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 16, 2005                    /s/ Andrew P. Calerich
                                       -----------------------------------------
                                       By: Andrew P. Calerich
                                           President and Chief Financial Officer


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